Exhibit 12.2

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Mellon Financial Corporation and its subsidiaries)

Mellon Financial Corporation

    (and its subsidiaries)

	Quarter ended			Nine months ended
(dollar amounts in millions)	Sept. 30, 2005	June 30, 2005	Sept. 30, 2004	Sept. 30, 2005	Sept. 30, 2004
Income from continuing operations before provision for income taxes	$274	$296	$252	$1,036	$882
Fixed charges: interest expense (excluding interest on deposits), one-third of rental expense net of income from subleases and amortization of debt issuance costs	91	84	68	250	200
Total earnings (as defined), excluding interest on deposits	365	380	320	1,286	1,082
Interest on deposits	100	85	39	252	99
Total earnings (as defined)	$465	$465	$359	$1,538	$1,181
Ratio of earnings (as defined) to fixed charges:
Excluding interest on deposits	4.00	4.55	4.71	5.14	5.41
Including interest on deposits	2.44	2.76	3.39	3.07	3.96